Exhibit 99.77(i)

ITEM 77I – Terms of New or Amended Securities

Effective November 17, 2014, Voya Variable Portfolios, Inc. registered Class T Shares on behalf of Voya Global Value Advantage Portfolio. In addition, at its September 12, 2014 meeting, the Board of Directors approved the agreements and other routine matters with respect to the establishment of the Portfolio’s Class T shares.